Filed by Cott Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-2

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 13, 2020, Cott Corporation (“Cott”) provided the following list of frequently asked questions to certain of its employees.

Cott’s Acquisition of Primo Water Corporation

Frequently Asked Questions

1.	What did Cott announce?

Cott announced a new business strategy – to become a company focused on providing hydration solutions to customers when and how they want.

As part of this strategy, we announced the following actions:

•	Cott has agreed to acquire Primo Water Corporation (Primo), a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada.

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Cott will rebrand the Cott Corporation name and stock ticker under the Primo brand, as Primo is well known for water solutions and sustainability. Cott will not rebrand until the Primo acquisition is completed. The rebranding will only impact the Cott name and will not result in changes to DS Services or the brands that we have spent years developing, such as Sparkletts, Crystal Springs, Standard Coffee, Eden Springs, and Mountain Valley.

•

And as we shared last week, Cott has engaged advisors to explore strategic alternatives for S&D Coffee & Tea, including the potential sale of S&D to a new owner, so that Cott can focus primarily on water, and S&D will benefit from a more dedicated focus on their business.

2.	What is Cott’s new strategy for its portfolio of businesses?

Cott’s vision is to be a complete water solutions provider and work to inspire healthier lives through our better, safer water. That means all kinds of lives – busy, relaxed or somewhere in between. Whether a traveler, a homebody, a parent, or at work, we offer environmentally-friendly solutions to meet their needs.

Our DS vision – to become North America’s favorite water, coffee and filtration service provider and create customers for life by making better-for-you beverages simple – aligns perfectly with Cott’s new strategy.

3.	What is the business rationale for becoming a water-focused company?

By creating a singular water focused company, Cott will be positioned to succeed in higher growth and higher margin water categories. The acquisition also strengthens the company through continued product and service innovations, marketing partnerships and acquisition opportunities, as well as the opportunity to reach more customers and channels than Cott and Primo could do on their own. We will also have the ability to expand Primo’s products and services across the company’s footprint.

4.	Why did associates learn about this news when it was publicly announced? Couldn’t you have told us sooner?

As a publicly traded company, Cott has legal obligations and rules to follow in how and when it shares news, such as today’s announcement, that will have an impact on the company’s stock price. For these reasons, all stakeholders must be told at the same time.

We know the news of change can create uncertainty and raise questions. For these reasons, we want to be open and transparent about what we can share and give you the opportunity to review these frequently asked questions and ask more of your own. If you have more questions, you may ask your manager, HR partner or email DSServices.Communications@dsservices.com.

5.	Can you tell me more about Primo and why Cott is acquiring their business?

The acquisition of Primo Water Corporation is an opportunity to strengthen Cott’s portfolio of strong water businesses. Primo is a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada. The agreement to acquire Primo builds upon the successful partnership between DS Services and Primo as DS is Primo’s primary bottler and distributor for their water exchange business.

Through this partnership, we know Primo well and are excited to have their outstanding team join us. They share our commitment to quality, product innovation, marketing partnerships, and focus on sustainability. The addition of Primo offers attractive cross-selling opportunities and vertical integration for DS Services across water HOD, retail, exchange, and filtration services.

6.	What should we expect the combined company (DS Services and Primo) to look like?

DS and Primo share the same commitment to providing safe, high-quality and great tasting drinking water to their customers, and they operate different, but very complementary, business models. We expect the combined company will operate in an integrated way. We will know more after the acquisition is complete and integration work begins.

7.	What does the Primo acquisition mean for DS Services filtration (point-of-use) business?

Acquiring Primo will strengthen the filtration business and gives DS even more access to filtration expertise, innovation and resources. This can enhance our POU business and create more opportunities for DS across many water categories, including filtration.

8.	What does Cott’s announcement about S&D Coffee & Tea (exploring strategic alternatives for S&D) mean for OCS associates?

Cott’s intention to explore strategic alternatives for the S&D business has no impact or bearing on the Office Coffee Services business within DS. OCS is a business channel distinct and separate from S&D. Because of this, OCS associates will not be affected.

9.	What is the process and timeline for Cott’s acquisition of Primo?

We expect the transaction to close later in the first quarter of 2020, subject to typical conditions for transactions like this. As for integration efforts, actual integration of operations must await closing. As such, please continue to operate as you always have in working towards continuing to grow our North American business.

10.	What should we expect regarding the integration of Primo into DS Services?

As for integration efforts, actual integration of operations must await closing. As we refine our integration activities and timeline, which we will share such plans with you.

11.	When will Cott rebrand as Primo?

After the acquisition of Primo, Cott plans to assume the Primo name and stock ticker.

12.	Why is Cott rebranding as Primo? What impact will this have on Cott’s businesses or family of brands?

Cott is rebranding, as it is often associated with its legacy businesses that Cott no longer operates, and will assume the Primo name and brand. The Primo brand is a recognized and respected leader in sustainable water solutions and will help drive visibility in Cott’s water businesses. The rebranding will only take place with the Cott name and will not impact Cott’s businesses, including DS Services, or family of brands, such as Sparkletts, Crystal Springs, Standard Coffee, Mountain Valley, and others.

13.	What does “explore strategic alternatives” mean?

As part of Cott’s annual strategic planning process, Cott reviews the industries, channels and product categories in which its businesses operate, as well as the outlook of those businesses over the next three, five or even seven years, to determine the most likely route of success for each business and the Company overall. In the context of Cott’s announcement for S&D Coffee & Tea, exploring strategic alternatives means that Cott will review the options available to position S&D for success outside of Cott’s portfolio of businesses. This could include a potential sale to a new owner.

14.	What does this announcement mean for the company and for strategic projects and initiatives?

Cott has announced an agreement to acquire Primo, but this acquisition is expected to close later in the first quarter of calendar year 2020. For now, it is business as usual for our DS Services associates. We expect our teams to continue delivering the highest quality service that our customers come to expect from us. As for integration efforts, actual integration of operations must await closing, but the parties may collaborate on integration plans. As such, please continue to operate as you always have in working towards continuing to grow our business.

15.	What should I do if a customer, supplier or vendor asks a question about the transaction?

Please refer customers or suppliers to the note they may have received that announced Cott’s acquisition of Primo. We value their partnership and look forward to working with them. It is business as usual for us, and we do not expect the acquisition to change that. Should they have additional questions, you can refer them to your manager.

16.	What should I do if I am contacted by a reporter or government official? Or an investor or analyst?

Associates are not authorized to speak on behalf of the company to members of the media, government officials, investors, investment analysts or members of the public.

If you are contacted by a reporter, government official or member of the public, please direct them to Cynthia Millane (cmillane@cott.com), Cott’s Director of Corporate Communications.

If you are contacted by an investor or investment analyst, please direct them to Jarrod Langhans (jlanghans@cott.com), Cott’s VP of Investor Relations.

17.	What does the acquisition of Primo and the rebranding of Cott mean for Cott’s portfolio of water businesses?

It is business as usual for our DS associates. Cott’s acquisition of Primo is expected to close later in the first quarter of 2020, subject to typical conditions for transactions like this. In the meantime, we expect our teams to continue delivering the highest quality service that our customers come to expect from us. As for integration efforts, actual integration of operations must await closing. As such, please continue to operate as you always have in working towards continuing to grow our business.

The rebranding will only impact the Cott name and will not result in changes to DS Services or the brands that we have spent years developing such as Sparkletts, Crystal Springs, Standard Coffee, Mountain Valley, etc.

18.	What does this mean for our customers?

Customers will benefit from DS Services and Primo’s shared commitment to quality, product innovation, marketing partnerships, and focus on sustainability. The integration of Primo into the DS Services family offers attractive cross-selling opportunities and vertical integration across water HOD, retail, exchange, and filtration services.

19.	What does this mean for the family of water brands we have?

The rebranding will only take place with the Cott name and will not impact Cott’s businesses, including DS Services, or family of brands, such as Sparkletts, Crystal Springs, Standard Coffee, Mountain Valley, and others.

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Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.